Date 11 January 2010
NAVIOS MARITIME PARTNERS L.P.
as Borrower
COMMERZBANK AG and DVB BANK SE
as Lenders
DVB BANK SE
as Swap Bank, Joint-Arranger, Agent,
and Security Trustee
and
COMMERZBANK AG
as Joint-Arranger, Payment Agent,
Account Bank and Swap Bank

THIRD SUPPLEMENTAL AGREEMENT

in relation to a Facility Agreement dated 15 November 2007,
as amended by supplemental agreements dated 25 June 2008 and 30 January 2009
Piraeus

THIS AGREEMENT is made on 11 January 2010
BETWEEN
(1)	NAVIOS MARITIME PARTNERS L.P. as Borrower;

(2)	COMMERZBANK AG and DVB BANK SE as Lenders;

(3)	DVB BANK SE as Swap Bank, Joint-Arranger, Agent and Security Trustee; and

(4)	COMMERZBANK AG as Joint-Arranger, Payment Agent, Account Bank and Swap Bank.
BACKGROUND
(A)	By a Facility Agreement dated 15 November 2007 as amended by supplemental agreements dated 25 June 2008 and 30 January 2009 and made between the parties hereto the Lenders have made available to the Borrower a loan of up to USD295,000,000.

(B)	The Borrower has made a request to the Lenders that they make available a further advance of USD24,000,000 for the purpose of on-lending the same to refinance, the purchase of Vessel A, Vessel B and Vessel C.

(E)	This Agreement sets out the terms and conditions on which the Lenders agree to make available Advance E to the Borrower and the consequential amendments to the Facility Agreement and the other Security Documents.
IT IS AGREED as follows:
1	INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Facility Agreement and the other Security Documents shall have the same meanings when used in this Agreement unless the context otherwise requires.

1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Additional Charter Assignment” means a specific assignment of each Additional Charter required to be executed hereunder by any Additional Guarantor in favour of the Security Trustee (including any notices and/or acknowledgements and/or undertakings associated therewith) in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Additional General Assignment” means, in respect of each Additional Vessel, a first priority general assignment of the Earnings, the Insurances and any Requisition Compensation thereof executed or to be executed by any Additional Guarantor which is the owner thereof in favour of the Security Trustee, in such form as the Agent and the Majority Lenders may in their sole discretion require;

“Additional Guarantee” means each of the guarantees of the obligations of the Borrower under the Facility Agreement and the Security Documents to be made by the Additional Guarantors in favour of the Security Trustee in such form as the Agent and the Majority Lenders may in their sole discretion require;

“Additional Guarantors” means, together, Palermo, Hyperion and Sagittarius;

“Additional Manager’s Undertaking” means, in respect of each Additional Vessel, the undertaking and assignment, required to be executed by the Manager in favour of the Security Trustee in respect of each Additional Vessel in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Additional Mortgage” means, in respect of each Additional Vessel, a first preferred Panamanian ship mortgage made or to be made by the Additional Guarantor which is or is to be the owner thereof in favour of the Security Trustee in such form as the Agent and the Majority Lenders may in their sole discretion require;

“Additional Security Documents” means, together:
(a)	the Additional Guarantees;

(b)	the Additional General Assignments;

(c)	the Additional Mortgages;

(d)	the Additional Charter Assignments;

(e)	the Additional Manager’s Undertakings

(f)	the Mortgage Addenda; and

(g)	the Insurance Assignments
and, in the singular, means any of them;

“Additional Vessels” means, together, Vessel A, Vessel B and Vessel C and in the plural means all of them;

“Advance E” means the advance of USD24,000,000, to be applied in on-lending to Palermo, Hyperion and/or Sagittarius to refinance in part the purchase of Vessel A, Vessel B and Vessel C;

“Advance E Drawdown Date” means, in respect of Advance E, the date requested by the Borrower for Advance E to be made available, or (as the context requires) the date on which Advance E is actually advanced to the Borrower;

“Available Advance E Commitment” means USD 24,000,000;

“Existing Vessels” means each of the Vessels other than the Additional Vessels;

“Facility Agreement” means the Facility Agreement dated 15 November 2007 (as amended) referred to in Recital (A);

“Hyperion” means Hyperion Enterprises Inc., a corporation incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Insurance Agreements” means in respect of each of “NAVIOS ALDEBARAN” and “NAVIOS PROSPERITY”, the deed of assignment of issuances executed or to be executed by Aldebaran and Property respectively in favour of the Security Trustee in such loan as the Agent and the Majority Lender may in their discretion require;

“Mortgage Addendum” means, in respect of each of the Existing Vessels an addendum to the Mortgage in respect thereof, in such form as the Agent and the Majority Lenders may in their sole discretion require, and in the plural means all of them;
“Palermo” means Palermo Shipping S.A., a corporation incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Sagittarius” means Sagittarius Shipping Corporation, a corporation incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960; and

“Vessel A MOA” means the memorandum of agreement dated 7th December 2009 made between the Vessel A Seller as seller and Sagittarius as buyer of Vessel A.

Words and expressions advised in the Schedule to this Agreement shall have the meanings given to them therein as if set out in full in this Clause 1.2.

1.3	Application of construction and Interpretation provisions of Facility Agreement. Clauses 1.3 to 1.6 (inclusive) of the Facility Agreement apply, with any necessary modifications, to this Agreement.
2	AGREEMENT OF THE LENDERS

2.1	Agreement of the Lenders. The Lenders, relying upon each of the representations and warranties in Clause 4 and subject to Clause 3, agree to make Advance E available to the Borrower upon and subject to the terms of this Agreement and the Facility Agreement to enable the Borrower to on-lend the same to Sagittarius, Palermo and Hyperion to refinance in part the purchase of Vessel A, Vessel B and Vessel C. Subject to the terms of this Agreement, the obligations of the Lenders shall be to contribute to Advance E as to 50% each.
3	CONDITIONS PRECEDENT

3.1	Advance of Advance E. The obligation of each Lender to make its Commitment available in respect of Advance E is conditional upon:

3.1.1	the Agent, or its authorised representative, having received, on or prior to the Advance E Drawdown Date, the documents and evidence specified in Clause 3.2 in form and substance satisfactory to the Lenders;

3.1.2	the representations and warranties contained in Clause 4 being then true and correct as if each was made with respect to the facts and circumstances existing at such time and the same being unaffected by drawdown of Advance E; and

3.1.3	no Default having occurred and being continuing and there being no Default which would result from the lending of Advance E.

3.2	Conditions precedent to Advance E. The conditions referred to in Clause 3.1 are that the Agent shall have received the following documents on or before the Advance E Drawdown Date (or such later date as the Agent may agree with the Borrower):

(a)	Corporate documents

Certified Copies of all documents which evidence or relate to the constitution of each Security Party (other than the Manager and the Shareholder) and its current corporate existence;

(b)	Corporate authorities
(i)	Certified Copies of resolutions of the directors of each Security Party (other than the Manager and the Shareholder) approving such of the Additional Security Documents to which it is a party and authorising the execution and delivery thereof and performance of its obligations thereunder, additionally certified by an officer of such Security Party as having been duly passed at a duly convened meeting of the directors of such Security Party and not having been amended, modified or revoked and being in full force and effect; and

(ii)	originals of any powers of attorney issued by any Security Party pursuant to such resolutions;
(c)	Required Authorisations

a certificate (dated no earlier than 5 Banking Days prior to the Advance E Drawdown Date) that there are no Required Authorisations or that there are no Required Authorisations except those described in such certificate and Certified Copies of which as duly executed (including any conditions and/or documents ancillary thereto) are appended thereto.

(d)	Certificate of incumbency

a list of directors and officers of each Security Party (other than the Manager and the Shareholder) specifying the names and positions of such persons, certified by an officer of such Security Party to be true, complete and up to date;

(e)	Purchase

evidence satisfactory to the Lenders that Vessel A has been delivered by the Vessel A Seller to, and accepted by Sagittarius under the Vessel A MOA and the full purchase price payable thereunder (in addition to the part to be financed by Advance E) has been duly paid, together with copies of the bill of sale and protocol of delivery thereunder;

(f)	Evidence satisfactory to the Lenders that each Additional Vessel:
(i)	Registration and Encumbrances

is registered in the name of its Owner through the Registry under the laws and flag of the Flag State and that she and her Earnings, Insurances and Requisition Compensation (as defined in such Additional Mortgage) are free of Encumbrances except Permitted Encumbrances (such evidence to include relevant certificates issued by the Flag State and results of searches carried out against the said Registry by the Agent or its lawyers);

(ii)	Classification

(to be dated no more than 15 days prior to the Advance E Drawdown Date) maintains the Classification free of all requirements and recommendations of the Classification Society; and

(iii)	Insurance

(to be provided at least 5 days prior to the Advance E Drawdown Date) is insured in accordance with the provisions of the Additional Security Documents relative thereto and all requirements of such Security Documents in respect of such insurance have been complied with (including without limitation, receipt by the Agent of customary brokers’ letters of undertaking regarding the placing of hull and machinery and war risks cover and confirmation from the protection and indemnity association or other insurer with which such Additional Vessel is entered for insurance or insured against protection and indemnity risks, that any necessary declarations required by the association or insurer for the removal of any oil pollution exclusion have been made and that any such exclusion does not apply to her);
(g)	Additional Security Documents

the Additional Security Documents duly executed and delivered;

(h)	Notices of assignment and acknowledgements

counterpart originals of duly executed notices of assignment required by the terms of the Additional Security Documents and in the forms prescribed by the Additional Security Documents and any other documents required to be delivered pursuant thereto;

(i)	Mortgage registration

evidence that the Additional Mortgages and the Mortgage Addenda have been duly registered against the respective Vessels in accordance with the laws of Panama;

(j)	Copies of underlying documents

a Certified Copy of the Management Agreements in respect of the Additional Vessels, the Additional Charters, all ISM Code Documentation for the Additional Vessels and the Vessel A MOA, all on terms acceptable to the Lenders;

(k)	Ownership

evidence that forthwith on drawdown of Advance E:
(i)	The Shareholder is a wholly owned subsidiary of the Borrower; and

(ii)	each Additional Guarantor is a wholly owned subsidiary of the Shareholder;
(l)	Know-your-customer

all such evidence and documentation on any Lender may reasonably require in relation to its “Know-your-customer” requirements in respect of any Security Party;

(m)	ISPS Code

evidence satisfactory to the Agent that each Additional Vessel is subject to a ship security plan which complies with the ISPS Code and a copy of the ISSC for such Vessel;

(n)	Loan amount

evidence that the Loan is no more than USD182,500,000;

(o)	Laws of the Marshall Islands: opinion

an opinion of Messrs Cozen O’Connor, special legal advisers in New York to the Banks;

(p)	Laws of Panama

an opinion of Messrs Patton, Moreno & Asvat, special legal advisers in Panama to the Banks;

(q)	Insurance Report

a written report from a maritime insurance consultant or broker acceptable to the Lenders in a form and content acceptable to the Lenders in respect of the insurances on each Additional Vessel, which report shall certify that such insurances are placed through or with insurance brokers and clubs, in amounts, covering risks and on terms acceptable to the Majority Lenders and that the same are in accordance with the terms of the Additional Mortgage in respect of such Vessel;

(r)	Fees and commissions

evidence that all fees and commissions due and payable to the Creditor Parties have been paid in full;

(s)	Minimum Value

evidence that following drawdown of Advance E the Security Value exceeds the Required Security Amount;

(t)	Endorsement

the endorsement at the end of this Agreement signed by each Security Party (other than the Borrower and the Additional Guarantors);

(u)	London agent

documentary evidence that the agent for service of process named in Clause 19 of the Facility Agreement has accepted its appointment; and

(v)	Further opinions, etc

any further opinions, consents, agreements and documents in connection with this Agreement and the Security Documents which the Agent may request by notice to the Borrower prior to the Effective Date.
4	REPRESENTATIONS AND WARRANTIES

4.1	Repetition of Facility Agreement representations and warranties. The Borrower represents and warrants to each Bank that the representations and warranties in Clause 7 of the Facility Agreement, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

5	AMENDMENTS TO FACILITY AGREEMENT AND OTHER SECURITY DOCUMENTS
5.1	Specific amendments to Facility Agreement. With effect on and from the date of this Agreement the Facility Agreement shall be, and shall be deemed by this Agreement to be, amended as follows:

(a)	by adding in Clause 1.2 thereof each of the definitions in Clause 1.2 and the Schedule of this Agreement (other than the definitions of “Facility Agreement” and “Advance E Drawdown Date”);

(b)	by construing all references in the Facility Agreement and the other Security Documents to the Mortgages relative to the Existing Vessels to mean those Mortgages as amended by the Mortgage Addenda;

(c)	by deleting the definition of “Advances” in Clause 1.2 and replacing it with:-

““Advances” means together, Advance A, Advance B, Advance D, Advance E and any Revolving Advance and, in the singular, means any of them”;

(d)	by deleting the definition of “Applicable Margin” in Clause 1.2 and replacing it with:

“Applicable Margin” means, in relation to each Interest Period the relevant one of the following as shall be notified to the Borrower by the Payment Agent under Clause 3.5:
(a)	1.00% per annum while the Loan Amount is less than 40% of the Security Value;

(b)	1.20% per annum while the Loan Amount is equal to or more than 40% but less than 65% of the Security Value; and

(c)	1.45% per annum while the Loan Amount is equal to or more than 65% of the Security Value where “Loan Amount” means the average of the amount of the Loan on close of business in Germany on each day during the three months preceding the Interest Period to which the Applicable Margin applies”;
(e)	by adding as new items (i), (j) and (k) in the list of companies in the definition of “Guarantors” in Clause 1.2 the words “(i) Palermo, (j) Hyperion and (k) Sagittarius”;

(f)	by deleting the definition of “Drawdown Period” in Clause 1.2 and replacing it with:

““Drawdown Period” means the period commencing on the Execution Date and ending on 15 November 2011 or in any case the date on which the Commitment is finally cancelled;”

(g)	by deleting from the definition of “Guarantors” the reference to Nostos Shipmanagement Inc;

(h)	by deleting from the definition of “Loan Facility” in Clause 1.2 the number “295,000,000” and replacing it with the number “206,500,000”;

(i)	by deleting the definition of “LIBOR” from Clause 1.2 and replacing it with:

“LIBOR” means, the greater of (i) and (ii) below:

(i) the rate equal to the offered quotation for deposits in USD in an amount comparable with the amount in relation to which LIBOR is to be determined for a period equal to, or as near as possible equal to, the relevant period which appears on Reuters Screen LIBOR01 at or about 11 a.m. on the second Banking Day before the first day of such period (and, for the purposes of this Agreement, “Reuters Screen LIBOR01” means the display designated as “LIBOR01” on the Reuters Service or such other page as may replace LIBOR01 on that service for the purpose of displaying rates comparable to that rate or on such other service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying the British Bankers’ Association Interest Settlement Rates for USD); and
(ii) the rate per annum determined (which determination shall be final, conclusive and binding) by the relevant Bank from any source (including, but not limited to, quotes from a broker or brokers for refinancing rates available in the European Financial markets, and, if quotes are obtained by a Bank in the ordinary course of its business from more than one broker, then “LIBOR” shall be the arithmetic average of those quotes) the relevant Bank may reasonably select in the ordinary course of its business to be the rate which reflects the cost of funding its respective Contributions (or the relevant part thereof) during the relevant Interest Period (there being no obligation on any Bank to actually refinance its Contribution at that rate)
and for the purposes of calculating the interest payable by the Borrower under Clause 3.1 “LIBOR” shall be such rate so that each Lender shall receive interest on its Contribution in accordance with its determination of LIBOR;”
(j)	by deleting the definition of “Minimum Liquidity” in Clause 1.2 and replacing it with:

““Minimum Liquidity” means, USD22,000,000 on 31 December 2009 as the same shall increase by USD9,000,000 on each of 31 December 2010 and 31 December 2011 and thereafter shall mean USD40,000,000;”

(k)	by adding in the definition of “Owner” in Clause 1.2 after the word “Newbuilding” the words “Vessel A, Vessel B and Vessel C” and after the word “Nostos”, the words “Sagittarius, Palermo and Hyperion”;

(l)	by adding after the words “Managers’ Undertakings” in the definition of “Security Documents” in Clause 1.2 the words “,the Additional Security Documents”;

(m)	by adding at the end of the definition of “Owner” in Clause 1.2 the words “and, in respect of each Additional Vessel, the Additional Guarantor which is the owner thereof”;

(n)	by adding in the definition of “Underlying Documents” in Clause 1.2 after the words “Management Agreements” the words “the Additional Charters and the Vessel A MOA”;

(o)	by adding in the definition of “Vessels” in Clause 1.2 after the word “together” the words ““the Additional Vessels and”;

(p)	by construing the definitions of “Existing Charters”, “Mortgages”, “General Assignments”, “Guarantees” and “Manager’s Undertakings” and “Charter Assignments” to include the Additional Charters, the Additional Mortgages, the Additional General Assignments, the Additional Guarantees, the Additional Manager’s Undertaking and the Additional Charter Assignments respectively;

(q)	by adding in Clause 2.1 after the words “working capital” the words “and (iv) re-financing part of the purchase price of Vessel A, Hyperion and Palermo”;

(r)	by adding after the words “Advance D” in Clause 2.5.2 the words “Advance E”;

(s)	by deleting clause 4.1.1 and replacing it with:

“Subject to any obligation to pay earlier under this Agreement, the Borrower must repay the Loan in such amounts so that the amount of the Loan will not exceed the amount set out in Column B on and after the date set out in column A

“B”
Loan Amount
“A”	Outstanding
16 February 2012	USD198,925,000
16 May 2012	USD191,350,000
16 August 2012	USD183,775,000
16 November 2012	USD176,200,000
16 February 2013	USD169,065,000
16 May 2013	USD161,930,000
16 August 2013	USD154,930,000
16 November 2013	USD147,930,000
16 February 2014	USD141,380,000
16 May 2014	USD134,830,000
16 August 2014	USD128,280,000
16 November 2014	USD121,730,000
16 February 2015	USD114,730,000
16 May 2015	USD107,730,000
16 August 2015	USD100,730,000
16 November 2015	USD 93,730,000
16 February 2016	USD 86,730,000
16 May 2016	USD 79,730,000
16 August 2016	USD 72,730,000
16 November 2016	USD 65,730,000
16 February 2017	USD 58,730,000
16 May 2017	USD 51,730,000
16 August 2017	USD 44,730,000
16 November 2017	0”;
(t)	in Clause 5.1.1 (i) by replacing the words “Execution Date” with the words “(i) Execution Date (in respect of the Advances other than Advance E) and (ii) 11 January 2010 (in respect of Advance E)” and (ii) by adding after the words “zero point three five per cent (0.35%)” the words “and on and after 11 January 2010, zero point five per cent (0.5%)”;

(u)	by adding at the end of Clause 8.1.6(a) the words “together with cashflow reports of the Borrower for that financial year certified as to their correctness by the chief financial officer of the Borrower”

(v)	by deleting Clause 8.1.18(d) and replacing it with “the Net Worth shall at all times be equal to or more than USD135,000,000;”

(w)	by adding a new Clause 8.1.22 as follows:

“8.1.22 ensure that, at any time after 11 January 2010 upon Vessel B commencing free and unrestricted trading, Vessel B shall be restored to, and maintained in, a physical condition acceptable to the Lenders, and the Borrower shall provide to the Agent a survey report of such Vessel as evidence thereof”;

(x)	by adding at the end of Clause 8.3.11 the words “provided that, as long as no Event of Default has occurred which is continuing, the Borrower may declare and pay dividends up to USD1.64 per unit/USD0.41 per quarter unit”;

(y)	by adding in Clause 8.2.2:

(i) before the words “the average of valuations prepared by any two Approved Brokers” the words “ a valuation prepared by an Approved Broker appointed by the Agent, or, if the Agent so requests, the”; and

(ii) after the words “provided that if” the words “if the Agent requests two valuations”

(z)	by replacing the figure “147,500,000” wherever it appears in Schedule 1 with the figure “103,250,000”;

(aa)	by construing references throughout to “this Agreement”, “hereunder” and other like expressions as if the same referred to the Facility Agreement as amended and supplemented by this Agreement.

5.2	Amendments to Security Documents. With effect on and from the Effective Date each of the Security Documents other than the Loan Agreement, shall be, and shall be deemed by this Agreement to be, amended so that the definition of, and references throughout each of the Security Documents to, the Loan Agreement shall be construed as if the same referred to the Loan Agreement as amended and supplemented by this Agreement.

5.3	Security Documents to remain In full force and effect.

The Security Documents shall remain in full force and effect as amended and supplemented by:
(a)	the amendments to the Security Documents contained or referred to in Clauses 5.1 and 5.2; and

(b)	such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement,
6	FURTHER ASSURANCES
6.1	Borrower’s obligation to execute further documents etc. The Borrower shall, and shall procure that any other party to any Security Document shall:
(a)	execute and deliver to the Agent (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Agent may, in any particular case, specify,

(b)	effect any registration or notarisation, give any notice or take any other step, which the Agent may, by notice to the Borrower or other party, reasonably specify for any of the purposes described in Clause 6.2 or for any similar or related purpose.
6.2	Purposes of further assurances. Those purposes are:
(a)	validly and effectively to create any Security Interest or right of any kind which the Lender intended should be created by or pursuant to the Loan Agreement or any other Security Document, each as amended and supplemented by this Agreement; and

(b)	implementing the terms and provisions of this Agreement.
6.3	Terms of further assurances. The Agent may specify the terms of any document to be executed by the Borrower or any other party under Clause 6.1, and those terms may include any covenants, powers and provisions which the Agent reasonably considers appropriate to protect its interests.

6.4	Obligation to comply with notice. The Borrower shall comply with a notice under Clause 6.1 by the date specified in the notice.

6.5	Additional corporate action. At the same time as the Borrower or any other party delivers to the Agent any document executed under Clause 6.1(a), the Borrower or such other party shall also deliver to the Agent a certificate signed by 2 of the Borrower’s or that other party’s directors which shall:
(a)	set out the text of a resolution of the Borrower’s or that other party’s directors specifically authorising the execution of the document specified by the Agent, and

(b)	state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Borrower’s or that other party’s articles of association or other constitutional documents.
7	FEES AND EXPENSES
7.1	Amendment Fee. The Borrower shall pay to the Lenders on the date of this Agreement a non-refundable arrangement fee of $240,000 to be distributed pro rata between the Lenders according to their respective Contributions.

7.2	Expenses. The provisions of Clause 5 (Fees and Expenses) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.
8	NOTICES
8.1	General. The provisions of clause 17 (Notices) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.
9	SUPPLEMENTAL
9.1	Counterparts. This Agreement may be executed in any number of counterparts.

9.2	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.
10	LAW AND JURISDICTION
10.1	Governing law. This Agreement shall be governed by and construed in accordance with English law.

10.2	Incorporation of the Loan Agreement provisions. The provisions of Clauses 18 and 19 (Governing Law and Jurisdiction) of the Loan Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.
IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED as a deed by Todd Johnson	)
for and on behalf of	)
NAVIOS MARITIME PARTNERS L.P.	)	/s/ Todd Johnson
(as Borrower under and pursuant to	)
a power of attorney dated	)
January 2010))

SIGNED by Robin Parry	)
for and on behalf of	)
COMMERZBANK AG	)	/s/ Robin Parry
(as a Lender))

SIGNED by Robin Parry	)
for and on behalf of	)
DVB BANK SE	)	/s/ Robin Parry
(as a Lender))

SIGNED by Robin Parry	)
for and on behalf of	)
DVB BANK SE	)	/s/ Robin Parry
(as Joint-Arranger, Agent, Swap	)
Bank and Security Trustee))

SIGNED by Robin Parry	)
for and on behalf of	)
COMMERZBANK AG	)	/s/ Robin Parry
(as Joint-Arranger, Account Bank,	)
Payment Agent and Swap Bank))

Witness to all the above	)
Signatures:	)	/s/ Ronan Le Dú
Name: Ronan Le Dú
Address:
47-49 Akti Miaouli
Piraeus
Greece

Schedule
Vessel details
“Additional Charters” means, together:
(a) the time charter in respect of “NAVIOS APOLLON” dated 26 July 2007 made between Palermo as owner and Mitsui OSK Lines Ltd. of Japan for a charterhire of USD23,700 net per day until November 2012;
(b) the time charter in respect of “NAVIOS HYPERION” dated 7 May 2008 (as amended) made between Hyperion as owner and Cosco Bulk Carrier Co., Ltd of China for a charterhire of USD32,200 net per day until February 2012 and thereafter USD37,953 net per day until April 2014; and
(c) the time charter in respect of “NAVIOS SAGITTARIUS” dated 3 March 2008 made between Sagittarius as owner and the Vessel A Seller, for a charterhire of USD26,125 net per day until November 2018;
“Vessel A” means the 2006-built Panamax bulk carrier of about 75,756 dwt owned by the Vessel A Seller and which is to be purchased by Sagittarius and registered in its ownership on the Panamanian flag with the name “NAVIOS SAGITTARIUS”;
“Vessel A Seller” means Eastern Cross Shipping S.A. of Panama;
“Vessel B” means the 2000-built bulk carrier of about 52,073 dwt owned by Palermo and registered in its ownership on the Panamanian flag with the name “NAVIOS APOLLON”;
“Vessel C” means the 2004-built bulk carrier of about 75,707 dwt owned by Hyperion and registered in its ownership on the Panamanian flag with the name “NAVIOS HYPERION”;

We on this 11th day of January 2010 hereby confirm and acknowledge that we have read and understood the terms and conditions of the above Supplemental Agreement and agree in all respects to the same and confirm that the Security Documents to which we are a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Facility Agreement (as amended by the Supplemental Agreement) and shall, without limitation, secure the Loan (as increased or to be increased by the amount of Advance E).

/s/ Villy Papaefthymiou	/s/ Villy Papaefthymiou

For and on behalf of	For and on behalf of
NAVIOS MARITIME OPERATING L.L.C.	FANTASTIKS SHIPPING CORPORATION

/s/ Villy Papaefthymiou	/s/ Villy Papaefthymiou

For and on behalf of	For and on behalf of
LIBRA SHIPPING ENTERPRISES	ALEGRIA SHIPPING CORPORATION
CORPORATION

/s/ Villy Papaefthymiou	/s/ Villy Papaefthymiou

For and on behalf of	For and on behalf of
FELICITY SHIPPING CORPORATION	GEMINI SHIPPING CORPORATION

/s/ Villy Papaefthymiou	/s/ Villy Papaefthymiou

For and on behalf of	For and on behalf of
GALAXY SHIPPING CORPORATION	NAVIOS SHIPMANAGEMENT INC.